02031778

NO ACT
P.E 1-17-2002
33-91602

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2002

James P. Beck
Krys Boyle Freedman & Sawyer, P.C.
Suite 2700 South Tower
600 Seventeenth Street
Denver, Colorado 80202-5427

Act	1934
Section	
Rule	14A-8
Public Availability	3/21/2002

Re: CET Environmental Services, Inc.
Incoming letter dated January 17, 2002

Dear Mr. Beck:

This is in response to your letters dated January 17, 2002 and February 5, 2002 concerning the shareholder proposal submitted to CET Environmental Services by Robert N. Douglas. We also have received a letter from the proponent dated January 30, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAY 22 2002
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Robert N. Douglas
1701 Novato Boulevard, Suite 200
Novato, CA 94947

KRYS BOYLE FREEDMAN & SAWYER, P.C.
ATTORNEYS AT LAW
SUITE 2700 SOUTH TOWER
600 SEVENTEENTH STREET
DENVER, COLORADO 80202-5427

TELEPHONE
(303) 893-2300

FACSIMILE
(303) 893-2882

January 17, 2002

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: CET Environmental Services, Inc.
Shareholder Proposal of Robert N. Douglass
Securities Exchange Act of 1934 - Rule 14a-8

Ladies and Gentlemen:

We are securities counsel to CET Environmental Services, Inc. (the "Company"). On behalf of the Company, this letter is to inform you that the Company intends to omit from its proxy statement and form of proxy for its 2002 Annual Meeting of Shareholders (the "2002 Proxy Materials") the enclosed shareholder proposal.

Background

On or about November 8, 2001, the Company received the enclosed shareholder proposal from Robert N. Douglass. Mr. Douglass' shareholder proposal consists of the nomination of three persons for election to the Board of Directors and resumes for each proposed nominee. Although the proposal states that the resumes are "brief," one of the resumes is eight pages long. Together, the resumes far exceed the 500 word limitation of Rule 14a-8(d).

Pursuant to Rule 14a-8(i)(8) under the Securities Act of 1934 (the "Exchange Act"), the Company is not required to include the proposal in the 2002 Proxy Materials for the 2002 Annual Meeting, which has not yet been scheduled but which is expected to be held in late May 2002. As a result, in accordance with Rule 14a-8(i)(8), the Company intends to omit the proposal from its proxy materials which are expected to be mailed to shareholder in late April 2002.

Rule 14a-8(i)(8)

Rule 14a-8(i)(8) allows the exclusion of a shareholder proposal if it "relates to an election for membership on the company's board of directors or analogous governing body." The Commission has stated that "the principal purpose of this provision is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since other proxy rules, including Rule 14a-11, are applicable thereto." Release No. 34-125498 (July 7, 1976).

The Commission acknowledged in connection with the comprehensive revisions to the proxy rules in 1992 that "[p]roposals to require the company to include shareholder nominees in the company's proxy statement would represent a substantial change in the Commission's proxy rules." Release No. 34-31326 (Oct. 16, 1992).

The present shareholder proposal, in calling for the nomination of three persons for election as directors, clearly relates to "an election for membership on the company's board of directors." Accordingly, under Rule 14a-8(i)(8), we are of the opinion that the proposal may be excluded from the 2002 Proxy Materials.

Based upon the foregoing, on behalf of the Company, we respectfully request that the Division of Corporation Finance confirm that it will not recommend any enforcement action to the Commission if the Company excludes the shareholder proposal from its 2002 Proxy Materials in reliance on Rule 14a-8(i)(8) under the Exchange Act.

In accordance with Rule 14a-8(j) of the Exchange Act, five additional copies of this letter and the related documents, including the shareholder proposal, have been enclosed herewith. In addition, one additional copy as been enclosed. Please date stamp the additional receipt copy and return it in the enclosed self-addressed envelope.

Pursuant to Rule 14a-8(j), we are providing a copy of this submission to Mr. Douglass.

Please call the undersigned if you have any questions concerning this matter or any of the enclosed materials.

Sincerely,

KRYS BOYLE FREEDMAN & SAWYER, P.C.

By James P. Beck
James P. Beck

JPB/va
Enclosures
cc: CET Environmental Services, Inc.

Robert N. Douglass
1701 Novato Boulevard, Suite 200
Novato, CA 94947
(415) 892-4415

October 30, 2001

Mr. Steven H. Davis
President and CEO
CET Environmental, Inc.
7032 South Revere Parkway
Englewood, Colorado 80112

RE: Nominees for Annual Meeting

Dear Steve:

To enhance the shareholder value, I am submitting three nominee names, listed below, to be included with the Company's nominees running for Director in the upcoming Company's proxy statement for the election of officers to be presented at the Company's Annual Meeting of Shareholders scheduled to be held in May 2002. I have included a brief resume on each nominee. Please include their names in the proxy for election for corporate directors for the year 2002.

BRUCE W. BARREN, PH.D.
HENRY B. E. DWYER
JAMES D. MCCAMANT

Sincerely,

Robert N Douglass

Robert N. Douglass
Shareholder

Attachment: Nominee Resumes

HANOVER GROUP



MR. BRUCE W. BARREN, PH.D.

Chairman The EMCO/Hanover Group
Telephone: 310-207-4300 FAX: 310-478-3988

Bruce W. Barren, Ph.D., is Group Chairman of The EMCO/Hanover Group, which, since its inception in 1971, has concluded more than $3 billion in financial transactions worldwide as international merchant bankers, representing more than 1,000 separate corporate transactions. Mr. Barren specializes in matters attendant to the senior management decision process including those relating to board representation, on-line management, corporate planning, financial administration, capital sourcing, business turnarounds and merger/acquisition.

Mr. Barren has personally been involved in more than 200 business turnarounds, representing more than $1 billion in annualized payroll. He has been honored in California by various municipal and county governments as well as the State Assembly, Senate, Offices of the State Treasurer and Controller and the Governor. He has received a number of U.S. Congressional Tributes, both from the U.S. Senate and House of Representatives. In 2000, he further received letters of commendation from both President Clinton and Vice President Al Gore for his 30+ years of service to the country.

Under EMCO/Hanover's Executive Loan Program, Mr. Barren has assumed a number of senior on-line managerial positions, ranging from small- and medium-sized companies to those in the multi-national marketplace. Under this program, Mr. Barren has acted as a chief executive officer of a California bank under FDIC approval; president of a medical services company under the State of California, Department of Insurance's approval; chairman of a printing/graphic design business and as chief executive/administrative officer for various companies in the construction/real estate industry.

From 1985-87, Mr. Barren acted as chief executive officer and vice chairman of a $200 million international transportation services company prior to its acquisition by a foreign corporation and in 1990-91, for a $750 million company in a related industry. From 1993 to 1996, Mr. Barren initially acted as an advisor and then became the chief executive officer for an aerospace company in order to effect its capital formation program. In so doing he was further appointed a co-conservator of this company by The Superior Court of Los Angeles, California. Prior to becoming Chairman of Technical Asset Management LTD (England), Mr. Barren was Chief Executive Officer for a multi-national direct sales company whose primary operating facilities are located in Mainland China.

In litigation support, Mr. Barren has been accepted as a multi-industry expert in court cases representing minority shareholder interest, executive compensation, corporate valuations plus a diversity of corporate transactions, including mergers and acquisitions. He has given testimony in both Federal and State Courts plus the U.S. Tax Court. He has further lectured before various State CPA Societies, involving their Continuing Professional Education requirements.

Mr. Barren's background also includes that of an executive vice president and board member of a multi-national industrial processing and chemical company from 1959-1962. Other prior experiences include an association with Price Waterhouse (1963-1967) where his responsibilities were directed primarily to client marketing-related problems at the chief executive officer level. He has further been a member of several Securities and Exchange Commission (SEC) regulated investment banking firms as well as being an advisor to a number of other SEC regulated firms and for Transatlantic Capital Bio-Sciences Fund (London, England) - a medical bio-sciences venture fund.

Mr. Barren has written or been featured in over 100+ articles (both domestically and internationally) and has appeared before professional societies, including the American Management Association, conducting lectures and seminars on executive management, corporate finance, merger/acquisition and other business-related matters. He has been featured by major newspapers as a "turnaround" specialist. From 1978 to 1995 Mr. Barren authored and conducted advanced courses in CRISIS MANAGEMENT, CORPORATE VALUATION TECHNIQUES and CAPITAL SOURCING under the Continuing Professional Education (CPE) program of the then 32,000-member California Certified Public Accountants Foundation for Education and Research, the 35,000 member State of New York, and the 30,000-member Texas Society of Certified Public Accountants. Mr. Barren was appointed in 2001 to the Editorial Advisory Board of Prentice-Hall.

Mr. Barren has further taught courses as a part-time visiting lecturer: for the Anderson Graduate School of Business-UCLA, The University of Southern California; Pepperdine University's Executive MBA Program plus Whittier College of Law and Chapman University's School of Law. In 1995-1996 Mr. Barren co-instructed 'workshop' courses in loan documentation and valuation procedures for one of the top five international banks 1995-1996. Mr. Barren has been listed in Marquis' Who's Who in the World since 1990.

DISTINGUISHED CIVIC SERVICE AWARDS

Presenter	Award	Date
Pete Wilson, Senator	U.S. Senatorial Letter of Recognition	1988
Patrick J. Nolan, Minority Leader	Certificate of Recognition, State of California	1985
Honorable Marian W. La Follette, Assembly Woman	State Of California Resolution	1987
Gray Davis, State Controller	Letter of Appreciation and Commendation-California	1990
Glenn Anderson, Congressman	Tribute Certificate, U.S. Congressional Record	1989
Christopher Cox, Congressman	Tribute Certificate, U.S. Congressional Record	1990
Alan Cranston, Senator	U.S. Senatorial Letter of Appreciation	1989
Ed Davis, Assemblyman	California State Senate Resolution	1984
John Seymour, Senator	California State Senate Resolution	1985
Mike Antonovich, Supervisor/Chairman	Plaque, Board of Supervisors, County of Los Angeles	1985
Hal Bernson, Councilman	Plaque, City Council-Los Angeles	1985
Mike Roos, President Pro-Tem	Plaque, California State Assembly	1989
Paul Eckert, Supervisor/Chairman	County of San Diego, Resolution	1986

Leo McCarthy, Lieutenant Governor	Resolution	1988
John Ferraro, President/City Council	City of Los Angeles Resolution	1988
Herschel Rosenthal, Senator	California State Resolution	1986
Thomas F. Riley, Supervisor/Chairman	County of Orange Appreciation Certificate	1985
Tom Bradley, Mayor	City of Los Angeles Commendation	1987
Edmond O. Edelman, Supervisor	Joint Resolution-Board of Supervisors, Los Angeles County	1990
March Fong-Eu, Secretary of State, California	Commemoration Certificate	1988
William Campbell, Senator	California State Resolution	1987
Honorable Willie Lewis Brown, Jr., Speaker	State Assembly Resolution	1988
Kenneth Hahn, Supervisor	County of Los Angeles	1990
Kathleen Brown, Treasurer, California	Note of Appreciation, Certificate	1991
Mel Levine, Congressman	U.S. Congressional Tribute	1991
David Roberti, President Pro-Tempore, California Legislature	Senate Select Committee on Small Business Enterprise Certificate	1991
Art Torres, Senator	Plaque, California State Senate	1991
Ernst & Young	Entrepreneurial Annual Awards, Judge, Merrill-Lynch Appointee, Los Angeles	1991-1992
Gray Davis, Governor of California	Commendation	1999
U.S. Senator Diane Feinstein	Senatorial Letter of Commendation	2000
U.S. Senator Barbara Boxer	Senatorial Letter of Commendation	2000
Al Gore, Vice President - United States	Letter of Commendation	2000
Bill Clinton, President - United States	Presidential Message Commendation	2000

ARTICLES PUBLISHED BY OR WRITTEN INVOLVING BRUCE W. BARREN

1984

"Merchant Banker Lends Hand When Things Get Tough"	October	Tribune/News
"Expert Says Troubled Firms Need Cohesive Plan"	November	Evening Outlook

1985

"Crisis Busting: Tips for an Ailing Business"	February	Los Angeles Magazine
"Enterprise Interview: Bruce W. Barren--"Merchant Banker" "	February	The Enterprise
"Keeping a Business Healthy"	May	Retailer News
"A Bankers Look at Business"	July	Small Business Report (American Management Association)
"The Business Doctor"	August	Orange County Business Journal
"Corporate "Doctors" Can Salvage Troubled Firms"	August	The Tribune
"Merchant Banker Says Capital Sources Turning Away from Local High-Tech"	September	Corporate Times
"This Consultant Troubleshoots Corporate Woes"	November	San Diego Daily Transcript

1986

"Tips from a Banker"	January	San Francisco Examiner
"EMCO Chairman Analyzes Revamping of Four Winds"	March	Shipping and Trade News (Tokyo, Japan)
"L.A. May Anoint First Economic "Czar" "	July	Los Angeles Business Journal
"How to Manage a Consultant"	September	The Times (London)
"Meyers to Pay $2-$5 Million for Four Winds"	September	San Diego Daily Transcript
"Business Helper Bruce Barren Gets Four Winds Blowing in Right Direction"	October	Los Angeles Business Journal
"Where UK Fails in Business"	December	Today (U.K. Edition)

1987

"Got a Sick Company? Business Doctor Barren Prescribes Vigilance, Tried and True Remedies"	July	Los Angeles Business Journal
"Consultant Offers Money Losers a One-month Gambit to Win "Hardship" Refunds from IRS"	November	Los Angeles Business Journal
"Its Critical to Have a Clear Understanding of Your Banker's Needs Before Asking for a Loan"	December	Los Angeles Business Journal

1988

"Nurture Rising Managers, or Risk Losing Them"	January	Daily News
"US Fund to Groom Companies for Takeover"	March	Financial Times (London)
"Why California Executives are Different"	May	Daily News

"Investment Bank Boutiques"	May	Investment Age
"The Bank as Business Partner"	July	Small Business Report (American Management Association)
"Two Methods Exist for 'Receivables Financing' Strategy"	September	Los Angeles Business Journal

1989

"The British Connection"	January	Daily News
"Bruce Barren, Business Doctor"	February	Working World
"Lender Liability vs. the Turnaround Consultant"	February	Los Angeles Business Journal
"Employee Stock Ownership Plans Offer an Out for Business Owners Who Need Control"	March	Los Angeles Business Journal
"Making Sure Your Banker is Ready When You Are"	April	Financial Broadcasting News
"Creditor Reconstructing: an Alternative to Chapter 11"	April	Small Business Reports (American Management Association)
"A Capital Idea: Know Exactly What You're Doing When it Comes Down to Capital Needs"	May	Los Angeles Business Journal
"Business Pitfalls to Avoid"	June	Daily News
"Business Success Formula"	July	Southern California Business (U.S. Chamber of Commerce)
"Cash Remains King"	July	Business to Business
"Mending Your Finances Without Bankruptcy"	July	San Gabriel Valley Tribune
"Rx for Business Success"	August	Business to Business
"Avoiding Undercapitalization"	August	Small Business Reports (American Management Association)
"Keeping Those Key Executives"	August	Business to Business
"Mending Your Finances Without Bankruptcy"	August	Financial Broadcast Network
"Seeking Capital"	September	Business to Business
"Merchant Banking - The North American Variant"	October	Invest America

1990

"There is Nothing Like Starting a Business or like the Common Perils That Can Hit You"	February	Los Angeles Business Journal
"10 Points on Selling Your Business"	Premiere Issue	Connections to Excellence
"Business Doctor Bruce Barren Talks Tough on America's Business Future"	May	Long Beach Business Journal
"Getting Financing in 1990"	June	Small Business Reports (American Management Association)
"Capital Offense"	June	Entrepreneur
"When Seeking Capital During the Life of Your Business"	Volume 3	Connections to Excellence
"Vital Voices: Advice from the Top"	Volume 3	Connections to Excellence
"Avoiding the Pitfalls of an Unrealistic Business Valuation"	August	Dallas Business Journal

'Keep Up with Your Value'	August	San Antonio Express News
'To Get Credit, Do Homework'	August	Houston Chronicle
'Texas Real Estate Market Improving'	September	Temple Daily Telegram (Dallas, Texas)
'Finding Capital In '90s Won't be Easy'	October	The Business Press (Fort Worth, Texas)
'Financier Gives Advice on Dealing with Banks in Good Times and Bad'	October	Fort Worth Star-Telegram

1991

'Chapter 11 Bankruptcy'	April	Small Business Reports (American Management Association)
'A Good Fiscal Workout'	April	California Business Magazine
'Recession Will Return After '92 Elections'	June	Los Angeles Business Journal
'Solving Barbados' Fiscal Dilemma'	July	Barbados Business Magazine
'Huge Debt Indicates Recession Isn't Over Yet'	August	Houston Business Journal
'Dimension Visions Group Ltd.'	September	The Wall Street Journal
'12 Guidelines Toward Effective Cash Management and Credit Collection'	September	Los Angeles Business Journal
'Capital-Starved Business'	October	International Business
'Finding Capital in 1990s Won't be Easy'	Winter	Commercial Finance Conference of California, Inc.

1992

'Current U.S. Economic Recovery Slow to Moderate-- Deeper Recession: 1993'	Spring	Commercial Financial Conference of California, Inc.
'Euro Car Dealers Face Tight Roads in Roads To Riches'	March	Orange County Business Journal
'Dealer Turns to Turnaround Expert'	March	Orange County Business Journal
'Financial Help is Here But Getting Your Act Together is First Step	May	Los Angeles Business Journal
'Cash Remains King -- A Symptom to Troubled Companies'	Summer	Commercial Finance Conference of California, Inc.
'Tough Times Call for Credit Collection Policy Review'	October	Business Credit
'Key Financial Ratios'	Sept./Oct.	The Secured Lender
'A Dozen Ways to Sharpen Your Firm's Collections'	November	Nations Business

1993

'Funding Strategies'	Winter	Outlook (Publication of the California Society of CPAs)
'Brush Up on Your Business Ratios to Impress Lenders and Investors'	January	Los Angeles Business Journal
'Key Financial Ratios'	Fall/Winter	Commercial Finance Conference of California, Inc.

'Executive Compensation: Is the IRS Looking For You?'	June	Chief Executive
'Credit Guidelines -- 'A Baker's Dozen' '	June	Credit and Collections Manager's Letter (BBP/Prentice Hall Newsletters)
'Getting Into the Lender's Head Helps a Borrower Get Quick Loan Approval'	September	Los Angeles Business Journal
'Filling Out Forms May be the Most Important Step In Getting Your Loan'	September	Los Angeles Business Journal
'There Is a Way to Outwit The Grinch Eyeing Your Problem Loan Portfolio'	December	Los Angeles Business Journal
'The Corporate Credit Write-Up Process'	Fall	Commercial Finance Conference of California, Inc.

1994

'Going Public Takes Time, Money - and Careful Attention to Details'	July	Los Angeles Business Journal

1995

'How to Get the Best Terms When Raising Capital'	May	Controller's Cost Report

1996

'Need Capital? Don't Let Ego Blow the Deal'	September	CFO & Controller Alert
'What to Do When You're Faced with a Cash Crunch'	October	CFO & Controller Alert
'Business Valuation Expert can Carry a Big Price Tag - Follow These Strategies to Protect Your Firm'	December	CFO & Controller Alert

1997

'Creative Finance: New way to pay vendors in stock, preserve cash'	February	CFO & Controller Alert
'Raising money: Hunting for the best deal from lenders'	April	CFO & Controller Alert

1998

'Team up with the money men to get the backing you need'	August	Facility Manager's Alert
'The downside of I.R.S. reform: Audits will get tougher'	August	CFO & Controller Alert
'Are you sure you have the right Directors' & Officers' insurance?'	July	CFO & Controller Alert
'Raising capital: More competition, less availability by the Year 2000'	September	CFO & Controller Alert
'Tax savings: Combining an S-Corp and ESOP may be the ticket'	November	CFO & Controller Alert

1999

'Receivables financing: You have CFO & Controller more options, but costs are up'	April	CFO & Controller Alert
'Creative financing: A 'hot' market CFO & Controller makes alternatives easy to overlook'	June	CFO & Controller Alert
'New 'Un-IPO' offers best of both CFO & Controller worlds - but is it right for you?'	August	CFO & Controller Alert
'Financial Reform Could Change The Rules of Merchant Banking'	August	KPMG Banking Insider, an internet publication
'Financing: With cash getting tight, packaging matters more than ever.'	October	CFO & Controller Alert
...AND GIVING HELP	October	CFO & Controller Alert
'Banks' Big Adventure in Venture Capital'	December	KPMG's Banking Insider

2000

'Chinese Banking: A WTO Waiting Game'	February	KPMG's Banking Insider
'Early signs say downturn: Will they squeeze you for cash?'	March	CFO & Controller Alert
'KPMG Analysis Internet: VC Flooding into Latin America'	April	KMPG Banking Insider
'Phanton stock keeps execs happy - and defers payouts'	April	CFO & Controller Alert
'KPMG Analysis: Commercial Loan Portfolios Brace For Rate Hike'	May	KMPG Banking Insider
'Report from New York: Techs Are Being Revalued'	May	Toronado-Investor.com - an European Internet Publication
'KPMG Analysis - Commercial Real Estate: More Money, More Building, More Risk'	June	KPMG Banking Insider
'Banks' Big Adventure in Venture Capital'	January	KPMG Banking Insider
'KPMG Analysis Banks Incubating New Businesses'	August	KPMG Banking Insider
'New anti-money laundering guidelines issued'	December	Long Island Business News

2001

'KPMG Analysis: Money Laundering Proposals Rankle Banks Again'	January	KPMG Banking Insider
'KPMG Analsis: Internet Bond Sales Found Treasure or Just Junk'	June	KPMG Banking Insider
'KPMG Analysis: Asset-Based Lending Becomes Fashionable'	July	KPMG Banking Insider

HENRY B. E. DWYER
2250 Brennans Road
Newcastle, California 95658
916.663.0333

SUMMARY OF WORK EXPERIENCE:

1999 – Present — Principal

Randall Dwyer Group
P.O. Box 458
Newcastle, CA 95658

* Identify waste to energy technologies suitable for commercial application.
* Provide consulting services on emerging recycling technologies.

1997 - 1999 — President and CEO

Atlas Disposal Industries, LLC
3000 Power Inn Road
Sacramento CA 95826

* Founded company. Developed business plan and obtained structured investor financing.
* Developed sales strategy resulting in ongoing revenue stream of $500,000 monthly.
* Executive responsibilities included cash, management, personnel recruitment, finance and sales strategies.
* Secured over $8,000,000 in financing through a combination of sources.
* Purchased real estate holdings and capital equipment.
* Directed staff of seventy. Retained numerous consulting entities.
* Developed commodities brokerage resources.
* Executed all permitting and complex public sector interactions, developing relationships with local and state officials, both elected and appointed.

1995 - 1997 — Regional Vice-President

Waste Management of Sacramento
4000 Channel Drive
West Sacramento, CA 95691

* Directed sales, service and marketing for Northern California open market operations.
* Managed service to more than 10,000 customers.
* Managed sales of $45,000,000 per year.
* Grew revenue by 20%.
* Grew margins by 32%.

1992 - 1995 — Partner

Owens Pacific Construction, Inc.
455 Main Street
Newcastle, CA 95658

* Founded engineering construction company grossing $2 million in annual sales.
* Solicited, bid and constructed private subdivision improvements as well as public works contracts.
* Familiar with all aspects of public requirements for bidders, estimation, payment schedules and requirements, liens and inspection formalities, both public and private.

* Formed general building construction company specializing in residential construction grossing $3.8 million in sales.
* Developed all phases of marketing sales programs, market research, advertising, financing and package mortgage programs.
* Supervised architects, draftsmen, and all project managers.
* Negotiated key sub-contracts and settled disputes with contract labor.
* Managed day-to-day business operations, developed financial statements, loan packages, investor proposals and pro formas. Responsible for all budgets, costs, accounting and timelines.

1990 - 1992 Senior Vice-President

M. W. Randall Companies, Inc.
55 Main Street
Newcastle, CA 95658

* Real estate and land development activities were focus of position.
* Worked with local planning and engineering staffs and private land planning firms to develop property.
* Familiar with planning, zoning and entitlement processes.
* Extensive experience in negotiating with government entities to obtain permits and zoning.
* Reviewed and approved all acquisitions.

1989 - 1990 Broker

The Richard White Company
Commercial Real Estate Brokerage

Independent commercial real estate agent. Gross sales $5.3 million.

1988 - 1989 Agent

The Kuhl Company
Commercial Real Estate Brokerage

Commercial retail, industrial sales agent. Rookie of the year grossing sales of $2.3 million.

Education

University of Nevada. BA, Economics 1987

Licenses

California Real Estate Broker
California Grading and Paving Contractor
California General Building Contractor
California General Engineering Contractor

Jim McCamant
2748 Adeline Street
Berkeley, California 94703
(510) 843-1840

Jim McCamant



Jim McCamant, Editor at Large,
Medical Technology Stock Letter

Jim McCamant has been in the investment business for 40 years. He served as Editor of the ***Medical Technology Stock Letter*** from its inception in December 1983 through August 2000. The ***Medical Technology Stock Letter*** was the best performing investment advisory letter in 1995, as measured by the *Hulbert Financial Digest*. In recent years, the ***Medical Technology Stock Letter*** has increasingly focused on biotechnology, because this sector is not effectively followed by Wall Street analysts. This creates an inefficient market and some great investment opportunities.

Mr. McCamant is widely quoted in the business press as an expert on investing in biotechnology stocks. He is a graduate of Stanford University and served three years in the United States Marine Corps. He has focused on growth stocks during his investment career and was one of the first analysts to follow the electronics industry on the West Coast. He has followed the biotechnology sector since Genentech's initial public offering in the fall of 1980.

Robert N. Douglass
1701 Novato Boulevard, Suite 200
Novato, CA 94947
(415) 892-4415

January 30, 2002

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549

Re: CET Environmental Services, Inc.
Shareholder Proposal of Robert N. Douglass
Krys Boyle et. al. Omission Request Letter dated January 17, 2002
Securities Exchange Act of 1934 - Rule 14a-8

Ladies and Gentlemen:

I have been a shareholder of CET Environmental Services, Inc. (the "Company") for several years. I am the shareholder who submitted a proposal for inclusion in the Company's 2002 Annual Meeting of Shareholders proxy statement, which the Company wants to omit. I object to the Company's request to omit my shareholder's proposal because the Company did not act properly or timely under Rule 14a-8(f).

Background

On October 30, 2001, I drafted a shareholder proposal nominating three individuals for election to the Company's Board of Directors. That same day I sent the proposal via UPS Red label overnight to the Company's headquarters, Attention: Steven H. Davis, President, exactly as prescribed in the Company's 2001 proxy statement: "Any proposal by a shareholder intended to be presented at the Company's Annual Meeting of Shareholders to be held in May 2002 must be received at the offices of the Company, 7032 South Revere Parkway, Englewood, Colorado 80112, no later than December 20, 2001, in order to be included in the Company's proxy statement and proxy relating to that meeting." The company received my proposal on October 31, 2001.

Subsequent to October 31, 2001, I had several phone conversations with Steven Davis, which were initiated by both of us. In one specific phone conversation on November 27, 2001, being concerned with the Company's ability to reject my shareholder's proposal I again reiterated if my proposal was acceptable and if he would indeed make sure to include the names in the Annual Meeting of Shareholder 2002 proxy statement. In all inquiries he replied affirmatively. The Company received my proposal fifty days prior to the cut-off date, which is ample time to notify me of its intentions and/or of appropriate changes or edits to my proposal.

Rule 14a-8(f)(1)

Rule 14a-8(f)(1) allows the company to exclude my proposal, "but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response." The Company failed to abide by Rule 14a-8(f)(1) in requesting the Commission to reject my proposal under Rule 14a-8(d).

After the Company's President assure me of acceptance, I request that the Commission review, investigate and reject the Company's late attempt to omit my nominees for inclusion in their 2002 Annual Shareholders Proxy Statement.

In accordance with the rules I have enclosed a self addressed envelope for the Commission to return to me a stamp copy and six copies of this letter along with James P. Beck of Krys Boyle's January 17, 2002 submission. Additionally, I am sending copies to the Steven Davis CEO of the Company.

Sincerely,

Robert N. Douglass

Robert N. Douglass
CET Environmental Services, Inc. Shareholder

Enclosure –
Letter, January 17, 2002, from James P. Beck, Krys Boyle Freedman & Sawyer

cc: Steven H. Davis CEO, CET Environmental Services

KRYS BOYLE FREEDMAN & SAWYER, P.C.

ATTORNEYS AT LAW
SUITE 2700 SOUTH TOWER
600 SEVENTEENTH STREET
DENVER, COLORADO 80202-5427

TELEPHONE
(303) 893-2300

FACSIMILE
(303) 893-2882

January 17, 2002

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: CET Environmental Services, Inc.
Shareholder Proposal of Robert N. Douglass
Securities Exchange Act of 1934 - Rule 14a-8

Ladies and Gentlemen:

We are securities counsel to CET Environmental Services, Inc. (the "Company"). On behalf of the Company, this letter is to inform you that the Company intends to omit from its proxy statement and form of proxy for its 2002 Annual Meeting of Shareholders (the "2002 Proxy Materials") the enclosed shareholder proposal.

Background

On or about November 8, 2001, the Company received the enclosed shareholder proposal from Robert N. Douglass. Mr. Douglass' shareholder proposal consists of the nomination of three persons for election to the Board of Directors and resumes for each proposed nominee. Although the proposal states that the resumes are "brief," one of the resumes is eight pages long. Together, the resumes far exceed the 500 word limitation of Rule 14a-8(d).

Pursuant to Rule 14a-8(i)(8) under the Securities Act of 1934 (the "Exchange Act"), the Company is not required to include the proposal in the 2002 Proxy Materials for the 2002 Annual Meeting, which has not yet been scheduled but which is expected to be held in late May 2002. As a result, in accordance with Rule 14a-8(i)(8), the Company intends to omit the proposal from its proxy materials which are expected to be mailed to shareholder in late April 2002.

Rule 14a-8(i)(8)

Rule 14a-8(i)(8) allows the exclusion of a shareholder proposal if it "relates to an election for membership on the company's board of directors or analogous governing body." The Commission has stated that "the principal purpose of this provision is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since other proxy rules, including Rule 14a-11, are applicable thereto." Release No. 34-125498 (July 7, 1976).

The Commission acknowledged in connection with the comprehensive revisions to the proxy rules in 1992 that "[p]roposals to require the company to include shareholder nominees in the company's proxy statement would represent a substantial change in the Commission's proxy rules." Release No. 34-31326 (Oct. 16, 1992).

The present shareholder proposal, in calling for the nomination of three persons for election as directors, clearly relates to "an election for membership on the company's board of directors." Accordingly, under Rule 14a-8(i)(8), we are of the opinion that the proposal may be excluded from the 2002 Proxy Materials.

Based upon the foregoing, on behalf of the Company, we respectfully request that the Division of Corporation Finance confirm that it will not recommend any enforcement action to the Commission if the Company excludes the shareholder proposal from its 2002 Proxy Materials in reliance on Rule 14a-8(i)(8) under the Exchange Act.

In accordance with Rule 14a-8(j) of the Exchange Act, five additional copies of this letter and the related documents, including the shareholder proposal, have been enclosed herewith. In addition, one additional copy as been enclosed. Please date stamp the additional receipt copy and return it in the enclosed self-addressed envelope.

Pursuant to Rule 14a-8(j), we are providing a copy of this submission to Mr. Douglass.

Please call the undersigned if you have any questions concerning this matter or any of the enclosed materials.

Sincerely,

KRYS BOYLE FREEDMAN & SAWYER, P.C.

By James P. Beck
James P. Beck

JPB/va
Enclosures
cc: CET Environmental Services, Inc.

CET-ltr

KRYS BOYLE FREEDMAN & SAWYER, P.C.

ATTORNEYS AT LAW
SUITE 2700 SOUTH TOWER
600 SEVENTEENTH STREET
DENVER, COLORADO 80202-5427

TELEPHONE
(303) 893-2300

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(303) 893-2882

February 5, 2002

RECEIVED
02 FEB 12 AM 9:09
OFFICE OF CHIEF COUNSEL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: CET Environmental Services, Inc.
Shareholder Proposal of Robert N. Douglass
Securities Exchange Act of 1934 - Rule 14a-8

Ladies and Gentlemen:

We are securities counsel to CET Environmental Services, Inc. (the "Company"). By letter dated January 17, 2002, we advised your office that the Company intends to omit from its proxy statement and form of proxy for its 2002 Annual Meeting of Shareholders a shareholder proposal by Robert N. Douglass. We requested that your office confirm that it would not recommend any enforcement action if the Company excludes the proposal in reliance on Rule 14a8-(i)(8) under the Exchange Act.

By a letter dated January 30, 2002 to your office, Mr. Douglass responded to our submission. Mr. Douglass argues that because the Company did not notify him of its intention to exclude his proposal within 14 days of the date it received the proposal, that the proposal may not be excluded. In support of his argument, he refers to Rule 14a-8(f)(1).

As stated in the question portion of Rule 14a-8(f), this subsection only relates to the eligibility and procedural requirements of Rule 14a-8 as described in subsections (a), (b), (c) and (d) of the Rule (questions 1 through 4). The Company is not challenging the eligibility of Mr. Douglass to submit a shareholder proposal, and so Rule 14a-8(f) does not apply in this case.

There is no requirement in Rule 14a-8 that the shareholder be notified within 14 days if a company intends to exclude the proposal pursuant to Rule 14a-8(i). The only notice required to be given in those instances is that a copy of the request submitted to the Commission be sent to the shareholder pursuant to Rule 14a-8(j). The Company has complied with this requirement.

The purpose of Rule 14a-8(f) is to allow a shareholder an opportunity to cure any defect in his submission as to eligibility or procedural issues. In adopting this requirement, the Commission determined that immediate notification to the shareholder was not required where a company intended to exclude the proposal for other reasons.

In his letter, Mr. Douglass asserts that the Company's President, Steven H. Davis, stated that the Company would include the proposal in the Company's proxy materials. Mr. Davis specifically denies making any such statement to Mr. Douglass.

In accordance with Rule 14a-8(j) of the Exchange Act, five additional copies of this letter have been enclosed herewith. In addition, one additional copy has been enclosed. Please date stamp the additional receipt copy and return it in the enclosed self-addressed envelope.

Pursuant to Rule 14a-8(j), we are providing a copy of this letter to Mr. Douglass.

Please call the undersigned if you have any questions concerning this matter.

Sincerely,

KRYS BOYLE FREEDMAN & SAWYER, P.C.

By James P. Beck
James P. Beck

JPB/va
cc: CET Environmental Services, Inc.
Robert N. Douglass

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 21, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CET Environmental Services, Inc.
Incoming letter dated January 17, 2002

The proposal nominates three individuals for membership on CET Environmental Services' board of directors.

There appears to be some basis for your view that CET Environmental Services may exclude the proposal under rule 14a-8(i)(8) as relating to an election for membership on its board of directors. Accordingly, we will not recommend enforcement action to the Commission if CET Environmental Services omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Jonathan Ingram
Special Counsel